Bigeon

Olegas Tunevicius

core@bigeon.in

+37062591519

March 20, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies

100 F Street, NE

Washington, DC 20549

Re:  Re: BIGEON CORP.

Registration Statement on Form S-1

Filed December 14, 2018

File No. 333-228803

Dear members of the Staff:

This letter is to provide Bigeon’s replies to the comments received from the the reviewing staff of the Securities and Exchange Commission (the “Staff”) in regard to the filing mentioned filing as indicated in the comment letter of March 6, 2019.

Our Product, page 20

1.

We note your response to prior comment 1. Please disclose the material hurdles that remain, and an estimated timeline for completion of the application and subsequent listing on digital distribution platforms. In that regard, the images provided suggest a working product, but it is unclear from your disclosure where the product is in its development cycle.

Responding to the comments of the Staff, the company has revised the disclosure and provided details on material hurdles and completion of the application lifecycle.

Security Ownership of Certain Beneficial Owners, page 31

2.

We note your response to prior comment 4. Please revise the beneficial ownership table to provide the correct percentages of beneficial ownership at the various levels of completion (e.g., the table shows that Mr. Tunevicius will continue to hold 100% of the common stock at all levels of completion).

Responding to the comments of the Staff, the company has revised the disclosure and updated the beneficial ownership table.

General

3.

We find your response to prior comment 1 unpersuasive because you do not appear to have conducted any of the active business operations you list. You have minimal operations, no revenue, and assets consisting solely of nominal cash as of September 30, 2018. As such, we believe that you fall within the definition of a shell company under Rule 405. As previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of  your shell company status.

Responding to the comments of the Staff, the company has revised the prospectus and added a necessary risk factor.

4.

As previously discussed with counsel, Section 27A (b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

a.

delete any reference to the Litigation Reform Act; or

b.

make clear, each time you refer to the Litigation Reform Act, that the safe harbor does  not apply to initial public offerings.

Responding to the comments of the Staff, the company has deleted the reference to Section 27A (b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934.